

07008270

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: February 28, 2007 Estimated average burden hours per response 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46661

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/06 (MM/DD/YY) AND ENDING 07/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Infinex Investments, Inc.

OFFICIAL USE ONLY
Firm ID. No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

538 Preston Avenue
(No. and Street)

Meriden,	CT	06450-4858
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen P. Amarante (203) 599-6000
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
(Name - *if individual, state last, first, middle name*)

One Church Street,	New Haven,	CT	06510
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.**

OATH OR AFFIRMATION

I, **Stephen P. Amarante**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Infinex Investments, Inc.**, as of **July 31, 2007**, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

JENNIFER M. CODY
NOTARY PUBLIC
MY COMMISSION EXPIRES APR. 30, 2008

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

McGladrey & Pullen

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Infinex Investments, Inc.
Meriden, Connecticut

We have audited the accompanying consolidated statements of financial condition of Infinex Investments, Inc. and Subsidiary (the "Company") as of July 31, 2007 and 2006, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial condition of Infinex Investments, Inc. and Subsidiary as of July 31, 2007 and 2006, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

McGladrey & Pullen, LLP

New Haven, Connecticut
September 26, 2007

INFINEX INVESTMENTS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
July 31, 2007 and 2006

	2007	2006
ASSETS		
Cash and cash equivalents (Note 2)	**$ 4,461,513**	$ 3,630,105
Receivable from clearing broker	**298,967**	193,939
Other accounts receivable, net of allowance for bad debts of $13,093 (2007) and $0 (2006)	**140,663**	116,808
Income tax refund receivable	**-**	67,947
Equipment, furniture and software, net of accumulated depreciation of $815,214 (2007) and $830,709 (2006) (Note 4)	**292,267**	76,545
Marketable securities, at market value	**789,536**	-
Other assets (Note 3)	**510,589**	384,745
Total assets	**$ 6,493,535**	$ 4,470,089
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Commissions payable	**$ 2,050,940**	$ 1,496,331
Accounts payable and accrued expenses	**389,571**	128,058
Deferred revenue	**249,297**	179,028
Income taxes payable	**381,397**	-
	3,071,205	1,803,417
Commitments and Contingencies (Notes 6, 7 and 8)		
Stockholders' Equity (Note 10)		
Common stock, no par value, $1,000 stated value, authorized 250,000 shares; issued - 35,575 shares (2007); 33,825 shares (2006) outstanding - 31,075 shares (2007); 31, 075 shares (2006)	**1,000**	1,000
Additional paid-in capital	**2,780,000**	2,605,000
Retained earnings	**991,330**	260,672
Less:		
Treasury stock at cost - 4,500 shares (2007); 2,750 shares (2006)	**(350,000)**	(200,000)
	3,422,330	2,666,672
Total liabilities and stockholders' equity	**$ 6,493,535**	$ 4,470,089

See Notes to Consolidated Financial Statements.

INFINEX INVESTMENTS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended July 31, 2007 and 2006

	2007	2006
Revenues		
Commissions	$ 22,903,069	$ 18,267,288
Interest income	187,381	69,668
Investment (losses) gains	(1,798)	1,801
Transaction fees	532,288	95,780
Trailing fees	406,233	189,761
Other	837,350	618,053
Total revenues	24,864,523	19,242,351
Expenses		
Commissions	18,184,963	14,448,972
Salaries and benefits	2,729,798	2,603,772
Banking association license, marketing and support services fees (Note 6)	381,255	316,849
Clearing fees	407,750	361,194
Occupancy	371,141	204,547
Depreciation	46,755	68,974
Interest	800	-
Professional services	139,055	105,073
Travel and entertainment	198,934	175,487
Licensing fees	240,870	187,242
Data processing	103,922	98,669
Insurance	219,795	152,397
Telephone	76,263	95,556
Advertising	34,509	50,234
Bad debt	13,093	-
Other	486,363	385,213
Total expenses	23,635,266	19,254,179
Income (loss) before income taxes	1,229,257	(11,828)
Provision for income taxes (Note 5)	498,599	8,063
Net income (loss)	$ 730,658	$ (19,891)

See Notes to Consolidated Financial Statements.

INFINEX INVESTMENTS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended July 31, 2007 and 2006

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total Stockholders' Equity
Balance, July 31, 2005	$ 1,000	$ 2,505,000	$ 280,563	$ (100,000)	$ 2,686,563
Issuance of common stock (1,000 shares)	-	100,000	-	-	100,000
Purchase of treasury shares (1,250 shares)	-	-	-	(100,000)	(100,000)
Net loss	-	-	(19,891)	-	(19,891)
Balance, July 31, 2006	1,000	2,605,000	260,672	(200,000)	2,666,672
Issuance of common stock (1,750 shares)	-	175,000	-	-	175,000
Purchase of treasury shares (1,750 shares)	-	-	-	(150,000)	(150,000)
Net income	-	-	730,658		730,658
Balance, July 31, 2007	**$ 1,000**	**$ 2,780,000**	**$ 991,330**	**$ (350,000)**	**$ 3,422,330**

See Notes to Consolidated Financial Statements.

INFINEX INVESTMENTS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended July 31, 2007 and 2006

	2007	2006
Cash Flows From Operating Activities		
Net income (loss)	$ 730,658	$ (19,891)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation	46,755	68,974
Provision for bad debts	13,093	-
Loss on disposal of equipment	17,276	2,244
Loss (gain) on marketable securities	1,798	(1,801)
Deferred income taxes	6,295	1,255
Change in assets and liabilities:		
(Increase) decrease in receivable from clearing broker	(105,028)	74,600
Increase in other accounts receivable	(36,948)	(51,395)
Decrease (increase) in income tax refund receivable	67,947	(38,948)
Increase in other assets	(125,844)	(190,604)
Increase in commissions payable	554,609	116,716
Increase (decrease) in accounts payable and accrued expenses	255,218	(14,866)
Increase in deferred revenue	70,269	179,028
Increase in taxes payable	381,397	-
Net cash provided by operating activities	1,877,495	125,312
Cash Flows From Investing Activities		
Purchases of marketable securities	(791,334)	-
Maturity of marketable securities	-	200,000
Purchase of equipment, furniture and software	(289,187)	(2,865)
Proceeds from sale of equipment	9,434	-
Net cash (used in) provided by investing activities	(1,071,087)	197,135
Cash Flows From Financing Activities		
Proceeds from issuance of common stock	175,000	100,000
Purchase of treasury shares	(150,000)	(100,000)
Net cash provided by financing activities	25,000	-
Increase in cash and cash equivalents	831,408	322,447
Cash and cash equivalents		
Beginning	3,630,105	3,307,658
Ending	$ 4,461,513	$ 3,630,105

See Notes to Consolidated Financial Statements.

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of business

Infinex Investments, Inc. ("Infinex") was incorporated in April 1993, and is a registered broker/dealer under the Securities Exchange Act of 1934. Infinex is a member of the National Association of Securities Dealers, Inc. and is also subject to oversight by the Securities and Business Investment Division of the Department of Banking of the State of Connecticut, and similar agencies in states in which the Company operates. Infinex, which is owned by the Connecticut Bankers Association (15%), the Massachusetts Bankers Association (12%) and various financial institutions (73%), sells shares of registered investment companies, provides securities brokerage services and investment advisory services to individuals as an introducing broker on a fully disclosed basis and provides annuity and insurance products of certain insurance carriers as an insurance agency through subscribing financial institutions. A portion of the commissions earned by Infinex through the sale of both investment and insurance products are shared with the financial institution where the specific product was sold.

Infinex operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that Infinex clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Significant accounting policies

A description of significant accounting policies follows:

Basis of financial statement presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses for the period. Actual results could differ from those estimates.

Principles of consolidation

The accompanying consolidated financial statements include the accounts of Infinex and its wholly-owned subsidiary, Infinex Insurance Agency of Massachusetts, Inc. (collectively, the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and cash equivalents

For purposes of reporting cash flows, the Company considers short-term investments with maturities less than 90 days to be cash equivalents. The Company maintains balances with banks that generally exceed federally insured limits. The Company has not experienced any losses from such concentrations.

Marketable securities

Marketable securities are valued at market value with realized and unrealized gains and losses recognized in earnings as investment gains and losses. Securities transactions are recorded on the trade date.

Commissions

Commissions revenue and expense are recognized on the trade date of the underlying securities transactions, except for commissions revenue and expense on variable annuity, fixed annuity and insurance products which are recognized on the date that the annuity is approved by the insurance carrier and paid for by the annuitant. Commissions expense represents the amounts of commissions revenue shared with the Company's subscribing financial institutions.

Equipment, furniture and software

Equipment, furniture and software are stated at cost net of accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the related assets, which range from three to seven years.

Income taxes

The Company recognizes income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Recent accounting pronouncements

In July 2006, the FASB issued FASB Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement 109." FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109,

"Accounting for Income Taxes." FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. If there are changes in net assets as a result of application of FIN 48, these will be accounted for as an adjustment to retained earnings. The Company is required to adopt FIN 48 in 2008 and is currently assessing the impact of FIN 48 on its financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." This statement defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. It clarifies that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity operates. This statement does not require any new fair value measurements, but rather, it provides enhanced guidance to other pronouncements that require or permit assets or liabilities to be measured at fair value. This statement is effective for fiscal years beginning after November 15, 2007, with earlier adoption permitted. The Company does not expect that the adoption of this statement will have a material impact on its financial statements.

At its November 2006 meeting, the Emerging Issues Task Force ("EITF") reached a final consensus on Issue 06-10, "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Collateral Assignment Split-Dollar Life Insurance Arrangements." The consensus stipulates that an agreement by an employer to maintain a life insurance policy for an employee during the postretirement period or provide the employee with a death benefit, is a postretirement benefit arrangement required to be accounted for under SFAS No. 106 or Accounting Principles Board Opinion ("APB") No. 12, "Omnibus Opinion - 1967." The consensus concludes that the purchase of a split-dollar life insurance policy does not constitute a settlement under SFAS No. 106 and, therefore, a liability for the postretirement obligation must be recognized under SFAS No. 106 if the benefit is offered under an arrangement that constitutes a plan, or under APB No. 12 if it is not part of a plan. Issue 06-10 is effective for annual or interim reporting periods beginning after December 15, 2007. The Company is currently assessing the impact of EITF 06-10 on its financial statements.

Reclassification

Certain 2006 amounts have been reclassified to conform with the 2007 presentation.

Note 2. Securities Purchased Under Agreements to Resell

Securities purchased under agreements to resell are classified as cash and cash equivalents and generally mature overnight. The securities underlying the agreements are transferred into a third party custodian account designated by the financial institution under a written custodial agreement that recognizes the purchasers' interests in the securities. At June 31, 2007 and 2006, the total amount of securities purchased under agreements to resell were approximately $4,020,000 and $2,440,000, respectively. The Company is required to maintain a target balance of cash on deposit of $65,000 with financial institutions following a security transaction. All amounts above the target balance are not considered book deposits and accordingly are not insured by the FDIC.

Note 3. Other Assets

At July 31, 2007 and 2006, other assets were comprised of:

	2007	2006
Deposits	$ 151,074	$ 117,222
Insurance premiums receivable under split dollar life agreement	167,801	150,000
Other	191,714	117,523
Total other assets	$ 510,589	$ 384,745

Note 4. Equipment, Furniture and Software

At July 31, 2007 and 2006, equipment, furniture and software consisted of the following:

	2007	2006
Equipment and software	$ 786,303	$ 732,232
Furniture and fixtures	188,951	132,221
Leasehold improvements	65,246	14,297
Automobiles	-	28,504
Equipment in process	66,981	-
	1,107,481	907,254
Less accumulated depreciation	(815,214)	(830,709)
Total	$ 292,267	$ 76,545

Depreciation expense was $46,755 and $68,974 for the years ended July 31, 2007 and 2006, respectively.

Note 5. Income Taxes

The components of the income tax provision for the years ended July 31, 2007 and 2006 are as follows:

	2007	2006
Current provision:		
Federal	$ 400,769	$ -
State	91,535	6,808
Total	492,304	6,808
Deferred provision:		
Federal	352	(10,226)
State	5,943	11,481
Total	6,295	1,255
Total provision for income taxes	$ 498,599	$ 8,063

A reconciliation of the anticipated income tax provision (benefit), computed by applying the federal statutory income tax rate of 34% to income (loss) before taxes as reported in the statements of operations, is as follows:

	2007	2006
Provision (benefit) for income taxes at statutory federal rate	$ 417,948	$ (4,021)
State income taxes, net of federal income tax benefit	60,413	4,493
Non-deductible expenses	7,947	5,156
Effect of graduated tax rates	-	2,247
Other	12,291	188
	$ 498,599	$ 8,063

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at July 31, 2007 and 2006 are presented below:

	2007	2006
Deferred tax assets:		
State tax credit carryforwards	$ -	$ 4,390
Total gross deferred tax assets	-	4,390
Deferred tax liabilities:		
Depreciation	(7,686)	(5,781)
Total gross deferred tax liability	(7,686)	(5,781)
Net deferred tax liability	$ (7,686)	$ (1,391)

Note 6. Banking Association License, Marketing and Support Services Fees

The Company has entered into agreements with certain banking associations in states where the Company conducts, or plans to conduct, business operations. Under the terms of these agreements, the banking associations agree to endorse the Company, provide marketing services and promotion on behalf of the Company or license the use of their name to the Company. Such agreements generally have terms of one to three years and are automatically renewed annually, unless terminated by either party.

Payments under these agreements are based on fixed monthly or annual amounts, a stipulated fee per subscribing institution within the respective state, a monthly service fee based on insurance commission revenue collected by the Company from subscribing institutions within the respective state, plus discretionary amounts as determined by the Company subject to annual limitations, or some combination of these bases.

For the fiscal years ended July 31, 2007 and 2006, fees incurred and charged to operations under these agreements amounted to $381,255 and $316,849, respectively.

Note 7. Related Party Transactions

During the years ended July 31, 2007 and 2006, the Company made payments under marketing and administrative service agreements as follows:

	2007	2006
Connecticut Banker's Association ("CBA")	$ 120,000	$ 120,000
Massachusetts Banker's Association ("MBA")	140,000	134,762
Florida Banker's Association ("FBA")	21,446	15,000
Ohio Banker's League ("OBL")	79,636	40,087
New Jersey League of Community Banks ("NJLCB")	-	7,000
Maine Bankers Association ("MNBA")	750	-
Michigan Bankers Association ("MIBA")	19,423	-
	$ 381,255	$ 316,849

These payments represent reimbursement of certain direct and indirect expenses incurred by CBA, MBA, FBA, OBL, NJLCB, MNBA, and MIBA on behalf of, or for the benefit of, the Company, and to compensate CBA, MBA, FBA, OBL, NJLCB, MNBA, and MIBA for their efforts in promoting and marketing the Company in their respective states.

The Company receives sublease income for office space that it shares with a shareholder under a written sublease arrangement. Amounts received from the shareholder under this arrangement were approximately $82,000 and $93,000 for 2007 and 2006, respectively, and have been recorded as a reduction of occupancy expense.

Note 8. Commitments and Contingencies

Employment agreements

The Company entered into an employment agreement with its Chief Executive Officer (the "CEO Agreement") for the period January 1, 2002 through December 31, 2004, with automatic one-year renewals on the first day of January each year thereafter. The CEO Agreement provides for an initial stipulated base salary, and is reviewed annually in June. In addition to the base salary, the CEO Agreement also provides for additional incentive compensation based upon a percentage of the Company's annual net commission revenue.

On January 22, 2002, the Company entered into a Split Dollar Agreement with its Chief Executive Officer. Under the terms of this agreement, the Chief Executive Officer purchased a life insurance policy in the face amount of $909,590 and the Company pays all of the premiums annually as they become due. The

Company retains an interest in the policy to the extent of premiums paid. During the years ended July 31, 2007 and 2006, premiums of $17,801 and $30,000, respectively, were paid on the policy and are included in the financial statements in other assets (See Note 3).

On April 1, 2004, the Company entered into an employment agreement with its Executive Vice President (the "EVP Agreement") for the period April 1, 2004 through March 31, 2007, with automatic one-year renewals on the first day of April each year thereafter. The EVP Agreement provides for an initial stipulated base salary, which is reviewed annually.

Legal matters

The Company is involved in legal proceedings which have arisen in the normal course of business. Management believes that the resolution of these matters will not have a material effect on the Company's financial condition or results of operations.

Leases

The Company leases office space and certain vehicles and equipment under noncancelable operating leases. Future minimum rental commitments under the terms of these leases, by year and in the aggregate, are as follows:

Fiscal Year Ending	Amount
2008	$ 213,513
2009	207,678
2010	210,175
2011	202,991
2012	213,269
Thereafter	426,537
	$ 1,474,163

Total rental expense charged to operations for these operating leases was approximately $371,000 and $205,000, for the years ended July 31, 2007 and 2006, respectively.

Line of credit

The Company has a $250,000 unsecured line of credit with a bank, with interest at the bank's "Base Rate" (8.25% at July 31, 2007), which is used for operating purposes. There were no borrowings outstanding under this line of credit at July 31, 2007 and 2006.

Note 9. Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker/dealer.

Note 10. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum level of net capital, and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company calculates net capital under Rule 15c3-1, excluding equity attributable to the Company's investment in its wholly-owned subsidiary. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At July 31, 2007, the Company had net capital (as defined) of approximately $2,526,000 which was in excess of its required net capital of $190,000. The Company's net capital ratio at July 31, 2007, was 1.12 to 1.

INFINEX INVESTMENTS, INC. AND SUBSIDIARY SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
July 31, 2007

Total stockholders' equity from statement of financial condition	$	3,422,330
Less non-allowable assets and charges:		
Other accounts receivable		123,203
Due from Infinex of Massachusetts		53,186
Equipment, furniture and software, net of accumulated depreciation		292,267
Other assets		405,569
Other deductions		12,092
Total non-allowable assets		886,317
Net capital before haircuts on securities positions		2,536,013
Haircuts on securities		10,260
Net capital	$	2,525,753
Aggregate parent company indebtedness:		
Items included in statement of financial condition:		
Commissions payable	$	1,754,451
Accounts payable and accrued expenses (inclusive of subsidiary net liability)		1,086,677
Deferred revenue		5,425
Total aggretate indebtedness	$	2,846,553
Computation of basic net capital requirement:		
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $50,000)	$	189,865
Net capital in excess of minimum requirement	$	2,335,888
Ratio of aggregate indebtedness to net capital	$	1.22

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL WITH THAT OF THE BROKER DEALER AS FILED IN PART IIA OF FORM X-17a-5
July 31, 2007

	Net Capital	Aggregate Indebtedness
As reported by the broker dealer in Part IIA of Form X-17a-5 as of July 31, 2007 (unaudited)	$ 2,397,969	$ 2,870,860
Audit adjustments affecting net capital	127,784	(24,307)
Net capital as computed on Schedule I.	$ 2,525,753	$ 2,846,553

McGladrey & Pullen

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Infinex Investments, Inc.
Meriden, Connecticut

In planning and performing our audit of the financial statements of Infinex Investments, Inc. (the "Company") as of and for the year ended July 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at July 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

New Haven, Connecticut
September 26, 2007

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